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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549










                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

                    UNDER THE INVESTMENT COMPANY ACT OF 1940







                          KEMPER NEW EUROPE FUND, INC.
                          ----------------------------
                            Exact Name of Registrant



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                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 3rd day of September, 1999.



               Signature:               KEMPER NEW EUROPE FUND, INC.

                                        (Name of Registrant)


                                        By: /s/ Bruce H. Goldfarb
                                            ------------------------------
                                            Name:  Bruce H. Goldfarb, Esq
                                            Title: Vice President and Assistant
                                                   Secretary


Attest: /s/ Kathryn L. Quirk
        ------------------------------
Name:   Kathryn L. Quirk
Title:  Vice President and Assistant Secretary


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